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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                          AMENDMENT NO. 3 (FINAL)
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                               SCHEDULE 13D*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                         AMERICAN INCOME PARTNERS III-A
                              LIMITED PARTNERSHIP
                           (NAME OF SUBJECT COMPANY)

                    ATLANTIC ACQUISITION LIMITED PARTNERSHIP
                                    (BIDDER)

                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                                        COPY TO:

      GARY D. ENGLE, PRESIDENT                 THOMAS F. GLOSTER III, ESQ.
              AAL, INC.                              PEABODY & BROWN
     98 NORTH WASHINGTON STREET                    101 FEDERAL STREET
     BOSTON, MASSACHUSETTS 02114               BOSTON, MASSACHUSETTS 02110
           (617) 854-5800                            (617) 345-1141
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

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*This Statement also constitutes the Statement on Schedule 13D of Atlantic
Acquisition Limited Partnership filed with respect to the Units representing limited partnership interests of American Income Partners III-A Limited Partnership, a Massachusetts limited partnership, beneficially owned by Atlantic Acquisition Limited Partnership.

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CUSIP No. None

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 1.Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person

    Atlantic Acquisition Limited Partnership
    I.R.S. I.D. No. 04-3281675

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 2.Check the Appropriate Box if a Member of a Group

                                                                   (a) [_]

                                                                   (b) [X]

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 3.SEC Use Only

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 4.Source of Funds

    WC; BK

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 5.Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
2(e) or 2(f)

                                                                            [_]

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 6.Citizenship or Place of Organization

    Massachusetts

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 7.Aggregate Amount Beneficially Owned by Each Reporting Person

    100,495

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 8.Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [_]

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 9.Percent of Class Represented by Amount in Row 7

    9.16

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10.Type of Reporting Person

    PN

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                                 INTRODUCTION

  This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed by Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership (the "Purchaser"), relating to an offer by the Purchaser to purchase up to 353,155 of the outstanding Units representing limited partnership interests of American Income Partners III-A Limited Partnership, a Massachusetts limited partnership, at a purchase price of $1.40 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 1995 (the "Offer to Purchase"), as amended by the supplementary Letter to Unitholders dated September 27, 1995 (the "Supplementary Letter"), and as further amended by the Supplement to Offer to Purchase dated October 3, 1995 (the "Supplement"), and the related Letter of Transmittal (which together constitute the "Offer").


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The response to Item 4(a)-(b) is amended to add the following:

  The Purchaser borrowed funds to consummate the Offer from NatWest Bank N.A. on the terms described in the Supplement. The total amount of funds required by the Purchaser to purchase the 100,495 Units purchased pursuant to the Offer, excluding related fees and expenses, was $121,850.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  The response to Item 6 is amended to add the following:

  The Offer expired at 5:00 p.m., Eastern time, on October 20, 1995. Pursuant to the Offer, the Purchaser purchased 100,495 Units, constituting approximately 9.16% of the outstanding Units.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (b)(3) Acquisition Loan Agreement dated as of October 16, 1995 among Atlantic Acquisition Limited Partnership, the Banks parties thereto, as Banks, and NatWest Bank N.A., as Agent.

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                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1995

                                          ATLANTIC ACQUISITION
                                          LIMITED PARTNERSHIP

                                          By: AAL, Inc., its general partner

                                              /s/ Gary D. Engle
                                          By:__________________________________
                                              Name: Gary D. Engle
                                              Title:President

                                                    /s/ Gary D. Engle
                                          _____________________________________
                                                      Gary D. Engle

                                                /s/ Geoffrey A. MacDonald
                                          _____________________________________
                                                  Geoffrey A. MacDonald

                                                   /s/ James A. Coyne
                                          _____________________________________
                                                     James A. Coyne

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                                 EXHIBIT INDEX

 EXHIBIT                                                         SEQUENTIALLY
   NO.                        DESCRIPTION                        NUMBERED PAGE
 -------                      -----------                        -------------
 (b)(3)  Acquisition Loan Agreement dated as of October 16,
         1995 among Atlantic Acquisition Limited Partnership,
         the Banks parties thereto, as Banks, and NatWest Bank
         N.A., as Agent.

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